RMS

18008378

SEC
Mail Processing
Section
MAY 23 2018
Washington DC
412

SI

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCOE CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2725 NW 24TH AVENUE
(No. and Street)

CAMAS (City) WA (State) 98607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE CALLAHAN 785-825-1561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

225 SOUTH SIXTH STREET, ST 2300 (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, STEVE CALLAHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCOE CAPITAL ADVISORS, LLC, as of MARCH 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA HOLLIMAN
Notary Public - State of Kansas
My Appt. Expires 1/24/2022

Steve Callahan
Signature

TREASURER
Title

Lisa Holliman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCOE CAPITAL ADVISORS, LLC

Camas, Washington

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended March 31, 2018

KCOE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS
As of and for the Year Ended March 31, 2018

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of KCOE Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KCOE Capital Advisors, LLC (the "Company") as of March 31, 2018, and the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
We have served as the Company's auditor since 2002.
May 21, 2018

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
As of March 31, 2018

ASSETS

CASH	$ 120,126
COMMISSIONS AND FEES RECEIVABLE	10,212
RELATED PARTY RECEIVABLE	3,331
DEPOSIT	591
TOTAL ASSETS	$ 134,260

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 11,554
TOTAL LIABILITIES	11,554
MEMBER'S EQUITY	122,706
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 134,260

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS
For the Year Ended March 31, 2018

REVENUES	
Trading Commissions	$ 370,717
Investment Banking	-
Total Revenues	370,717
OPERATING EXPENSES	82,132
Operating Income	288,585
OTHER INCOME	39
NET INCOME	$ 288,624

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY
For the Year Ended March 31, 2018

BALANCE, March 31, 2017	$ 184,082
Distributions to member	(350,000)
Net income	288,624
BALANCE, March 31, 2018	$ 122,706

See accompanying notes to financial statements.

KCOE CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 288,624
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Commissions and fees receivable	4,788
Related party receivable	(26)
Accounts payable and accrued expenses	(585)
Net Cash Flows from Operating Activities	292,801
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(350,000)
Net Cash Flows from Financing Activities	(350,000)
Net Change in Cash	(57,199)
CASH - Beginning of Year	177,325
CASH - END OF YEAR	$ 120,126

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCOE Capital Advisors, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of KCoe Wealth Management, LLC (KCoe Wealth).

Cash

The Company maintains its cash in financial institutions. Balances, at times, may exceed federally insured limits.

Commissions and Fees Receivable

Commissions and fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of March 31, 2018.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis. Commission income from merger and acquisition transactions is recognized at the time of closing.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - Summary of Significant Accounting Policies (Cont.)

Recently Issued Accounting Pronouncement

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015- 14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12 "Narrow-Scope Improvements and Practical Expedients" and ASU No 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement with KCoe Isom, LLP, majority owner of KCoe Wealth, to pay $3,200 per month to lease office space, furnishings and equipment and to pay an hourly rate for the use of KCoe Isom, LLP employees for accounting and marketing services.

Shared expenses were $51,519 for the year ended March 31, 2018. The balance due to KCoe Isom, LLP is $1,893 as of March 31, 2018, and is included in accounts payable and accrued expenses on the statement of financial condition. The Company will pay the following expenses directly: audit and legal fees, bank charges, and federal and state registration fees. The balance due from KCoe Wealth was $3,331 as of March 31, 2018, and is due on demand and non-interest bearing.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of March 31, 2018, the Company had net capital of $118,784 which was $113,784 in excess of its required net capital of $5,000. The Company's net capital ratio was .10 to 1 as of March 31, 2018.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's March 31, 2018 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through May 21, 2018, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

KCOE CAPITAL ADVISORS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2018

COMPUTATION OF NET CAPITAL

Total member's equity	$ 122,706
Non-allowable assets:	
Related party receivable	3,331
Deposit	591
Total non-allowable assets	3,922
Net capital before haircuts on securities positions	118,784
Haircuts on securities positions	-
Net capital	$ 118,784

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 11,554

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 113,784
Net capital less 120% of minimum requirement	$ 112,784
Ratio: Aggregate indebtedness to net capital	.10 to1

KCOE CAPITAL ADVISORS, LLC
Camas, Washington

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2018

KCOE CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of KCOE Capital Advisors, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KCOE Capital Advisors, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which KCOE Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) KCOE Capital Advisors, LLC stated that KCOE Capital Advisors, LLC met the identified exemption provisions throughout the fiscal year ended March 31, 2018, without exception. KCOE Capital Advisors, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCOE Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 21, 2018

K·COE
C A P I T A L

May 3, 2018

Securities and Exchange Commission
100F Street NE
Washington, DC 20549

To Whom It May Concern:

KCOE Capital Advisors, LLC claims exemption from SEA Rule 15c-3 under paragraph (k)(2)(i) for the period from April 1, 2017, through March 31, 2018 because we do not hold customer funds or safe keep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers". KCOE Capital Advisors, LLC has met the identified exemption provisions above throughout this period without exception.

I, Steve Callahan, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Regards,

Steve Callahan
Treasurer